SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ) 00.108.786/0001 -65
Corporate Registry (NIRE) 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS MEETING

Date, Time
and Venue:	On August 2, 2005, at 11:00 am, at the Company’s headquarters located at Rua Verbo Divino 1356, in the city of São Paulo, State of São Paulo.

Attendance:	Board Members representing the required quorum, in accordance with the signatures below.

Presiding
Board:	Jorge Luiz de Barros Nóbrega – Chairman. André Müller Borges – Secretary.

Deliberations:
For the purposes of complying with the provision in the clause 3.7.6 of the “Deed of the Fourth Public Issuance of Debentures, Not Convertible into Shares, with Real and Personal Guarantee, of Net Serviços de Comunicação S.A.”, dated as of February 24, 2005, they approved the cancellation of sixteen (16) debentures of the Company’s 3rd public issuance, which were acquired by the Company. The Board Members also authorized the Company’s Board of Executive Officers to take all the required measures, including jointly with the Clearing House for the Custody and Financial Settlement of Securities – CETIP and the Brazilian Settlement and Custody Company, for the cancellation of debentures of the Company’s 3rd issuance mentioned above.

Closure:
Nothing more to be dealt with, the meeting was adjourned, drawing up these present minutes which, after being read, were approved and signed by all attending board members, as well as by the Secretary and invited participant.

Signatures:	Jorge Luiz de Barros Nóbrega – Chairman

Rossana Fontenele Berto

Stefan Alexander

Guilherme Perboyre Cavalcanti

Marcos da Cunha Carneiro

Carlos Henrique Moreira

João Formoso Martínez

João Adalberto Elek Jr.

Antônio Oscar de Carvalho Petersen Filho

Edgard Lobão dos Santos

André Müller Borges – Secretary

This is a free English translation of the original instrument drawn up in the company’s records.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.